

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2014

<u>Via E-mail</u>
Alton B. Lewis
President and Chief Executive Officer
First Guaranty Bancshares, Inc.
400 East Thomas Street
Hammond, Louisiana 70401

> **Re:** **First Guaranty Bancshares, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 24, 2014**
> **File No. 333-199602**

Dear Mr. Lewis:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1 filed October 24, 2014</u>

<u>General</u>

1. Please tell us whether the Bank sold shares of its common stock in any "public offering" prior to December 8, 2011. If it did, please provide your analysis as to why you believe that the Company qualifies as an emerging growth company.

<u>Summary</u>

<u>Our History and Growth, page 1</u>

2. Revise the first two bullets to also include the growth rates for the most recently completed year (2013) and the subsequent interim period.

Our Strategy, page 6

3. We note the Company's intention to emphasize USDA lending in the future. Please include a risk factor discussing the specific risks associated with such lending.

The Offering, page 10

4. Please include information pertaining to the selling shareholders, such as their current percentage ownership, the number of shares they intend to sell in the offering, and their percentage ownership after the offering. Alternatively, provide a cross-reference to the security ownership table that appears on page 121.

5. Please revise to clarify if there is any current intention to repay the Preferred.

Security Ownership of Certain Beneficial Owners . . ., page 121

6. Please confirm that the table includes all selling shareholders.

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies, page F-38

Credit Quality, page F-40

7. We note your disclosure in the Troubled Debt Restructuring (TDR) activity table on page F-60 and on page 58 stating there was an $11.6 million decrease in your accruing TDRs in 2013 since they returned to their "original market terms." Please address the following:

    *   Tell us if these loans were restructured to market terms in 2013 or in a prior period with reclassification occurring in 2013;

    *   Tell us and expand your accounting policy disclosure in future filings to state how troubled debt restructurings that are restructured at market interest rates and had sustained performance may then be reclassified as non-troubled debt restructurings pursuant to ASC 310-40-50-2. In this regard, state how the company would determine that the troubled debt restructurings were modified at market rates and how the company's policy considers the requirements of ASC 310-10-35 regarding measurement of subsequent impairment.

8. We also note disclosure on page F-41 that restructured individual consumer and residential loans are separately identified for impairment disclosures. Please tell us whether you measure credit impairment on all TDRs, not just those currently classified as TDRs, using the guidance in ASC 310-10. If you do measure impairment on all TDRs using this guidance, please revise future filings to more clearly describe your TDR policies. If you do not, please tell us why and tell us the impact on your financial statements at December 31, 2013 and September 30, 2014 if you measured credit impairment for these loans using this guidance.

Note 6 – Allowance for Loan Losses, page F-54

9. As a related matter, please tell us if the allowance for loan loss and recorded investment for all TDRs, not just those currently classified as TDRs, is included in the "Loans Individually Evaluated for Impairment" line item in the ASC 310-10-50-11B(g) and (h) disclosures on pages F-55 and F-19. If so, please revise future filings to include a footnote explaining that. If not, please tell us how you determined the disclosure complies with the referenced guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Babette Cooper at (202) 551-3396 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any other questions.

                                        Sincerely,

                                        /s/ Michael Clampitt

                                        Michael Clampitt
                                        Senior Staff Attorney

cc.   Via E-mail
        Benjamin Azoff
        Jeffrey Cardone
        Luse Gorman Pomerenk & Schick, P.C.